Notice to ASX Rio Tinto Limited AGM – address by the Chair 2 May 2024 Dominic Barton, Chair Rio Tinto Limited Annual General Meeting 2024, Brisbane **Check against delivery** Good morning to everyone in Brisbane, and to those of you joining virtually. It is great to be back in Australia again. As Chair of Rio Tinto, I have the privilege of welcoming you to our 2024 Annual General Meeting. First, I would like to acknowledge the Traditional Custodians on whose Lands I am speaking from today in Brisbane, and pay my respects to Elders past and present. I extend that respect to all Indigenous peoples that host our operations around the world. It gives me great pleasure to introduce Jahmarley Dawson, one of Australia’s leading Didgeridoo players. Jahmarley is a proud Turrbal, Waanyi, Kabi Kabi, and Gomeroy man, and an emerging Aboriginal leader. He lives here in Brisbane and is linked to the Turrbal People through bloodline connection and kinship ties. Thank you Jahmarley for your welcoming words, your wonderful didgeridoo playing, and for opening our AGM today. Before we start proceedings, I think it is right that we take a moment to remember the six people who were killed in a plane crash near Fort Smith in Canada earlier this year. We lost four colleagues from our Diavik diamond mine: Diane Balsillie, Howard Benwell, Joel Tetso, and Shawn Krawec. We also lost Paszolo Alba and another airline crew member, who is not being named publicly. We at Rio Tinto are completely devastated. We continue to be in touch with the families and community at Fort Smith as they grieve for their relatives, colleagues, and friends. We know this tragedy will affect them for years to come. Our colleagues are dearly missed, and our thoughts remain with their families, everyone at Fort Smith, and our team at Diavik. I suggest we pause to reflect, and to remember. Thank you. It is a privilege to be here and to introduce my fellow members of the Rio Tinto Board. Kaisa Hietala, Susan Lloyd-Hurwitz, Simon McKeon, Senior Independent Director of Rio Tinto Limited, Martina Merz, Simon Henry, Chair of our Audit and Risk Committee, Peter Cunningham, our Chief Financial Officer, Jakob Stausholm, our Chief Executive, Sam Laidlaw, Senior Independent Director of Rio Tinto plc and Chair of our People and Remuneration Committee, Dean Dalla Valle, Chair of our Sustainability Committee, Jennifer Nason, Joc O’Rourke, Ngaire Wood, EXHIBIT 99.1

Notice to ASX 2 / 6 and Ben Wyatt. We are also joined by our Australian Company Secretary Tim Paine. And in the front row, we have with us Trevor Hart, our external auditor from KPMG. We have made more changes to the Board since last year’s AGM, reflecting our desire to address the skill mix and experience needs identified in the review we did in June 2022. I’m pleased to say that since our last meeting, Joc O’Rourke and Martina Merz have joined our Board, and Sharon Thorne will join us in July. Together they will deepen our mining, project building, downstream customer and audit experience, as well as our approach to sustainability and organisational culture. As part of a phased transition, Simon McKeon will step down as a Director at the end of today’s meeting. We are extremely grateful to Simon for his invaluable contributions and leadership, particularly after Juukan Gorge, and we wish him well for the future. I am excited to lead a Board that shares such a commitment to help Rio Tinto achieve its full potential. The AGM is an opportunity for us to have an open conversation about Rio Tinto’s progress and opportunities, as well as its challenges. In order to make today’s proceedings as efficient as possible, I declare that voting on all resolutions is now open. As usual, all resolutions will be decided by poll. Last year, we continued to stabilise our operations – particularly in the iron ore business – and we are carrying that momentum with us in 2024. We are maintaining a focus on the four strategic objectives that Jakob laid out three years ago: to become best operator, to strive for impeccable ESG credentials, to excel in development, and to deepen our social licence. Our strong results in 2023 demonstrate progress towards these objectives and financial discipline. This discipline has enabled us to invest in the future of our business, while delivering more attractive returns to you, our shareholders – with total dividends declared of US$7.1 billion. Our strong balance sheet also allows us to invest in improving the health of our existing assets, while shaping our portfolio for the long-term. I am excited about our growth, particularly as we execute projects at scale, even in the most challenging of conditions. • We are ramping up copper production at Oyu Tolgoi underground – an ore deposit equivalent to the area of Manhattan in New York, at a depth of 1.3 kilometres below the Gobi desert in Mongolia – and connected by around 200 kilometres of tunnels; • At Simandou in Guinea, we’re working with our partners to build a mine and 600 kilometres of new rail to unlock incredibly high-grade iron-ore, which will enable low carbon steel making; • And, at the Rincon Lithium Project in Argentina, we’ve made progress developing a small starter battery-grade lithium carbonate plant, where production is expected to start by the end of the year. The project involved building an airstrip in a region that stands 3.8 kilometres above sea level. This gives you – I hope – a sense of how physically and operationally demanding it is to provide the vast quantities of metals and minerals the world needs to grow and transition to renewable energy.

Notice to ASX 3 / 6 But I believe we are more than ready for this challenge – it's in the company’s DNA. We are fortunate to have an incredible exploration team with a wealth of expertise and data, supported by one of the largest multi-commodity exploration budgets – a budget that has been consistent throughout the cycle over the last 15 years. In fact, we have one of the best exploration pipelines in years, totalling more than 100 projects across our commodities of interest. As we prepare for the future, we are working hard to embed our commitment to ESG and deepen our social licence in all aspects of our decision-making. I and other board members have had the chance to visit 16 Rio Tinto sites in the last 12 months, and we have been encouraged to see how this commitment extends throughout the mining life-cycle – from exploration, right through to closure. Technology and innovation are also key to how we are driving progress, creating safer and more efficient operations while decarbonising our processes and value chains. We are serious about what it takes to reduce our carbon footprint. We are no longer just setting targets; we are taking action to deliver them. We hit a major milestone at the beginning of the year, signing two agreements to purchase wind and solar power – totalling 2.2 gigawatts for our aluminium assets here in Queensland. Electricity usage for our Pacific Operations accounts for about 26% of our carbon emissions, so repowering these assets with renewables – sun and wind – instead of coal is essential to meet our overall commitments. Still, the challenge of decarbonising the world’s economy and the activities of societies across the world is immense. There is a large gap between what current technology can deliver and what is needed for the global energy transition. This will require a significant research and development effort to find new technologies and better ways of doing things. Let alone the sheer quantity of materials – the metals, to enable the energy transition. Rio Tinto has a strategic role to play in closing these gaps and to help societies resolve some of their most urgent issues. This includes tackling climate change and helping customers to secure the supply of the materials they need, which also contributes to national and global economic growth. As a Board, we have spent considerable time with governments, customers, NGOs and partners around the world to better understand how combining our knowledge and capabilities can create win-win opportunities. However, to make the most of these opportunities, we need to do three things: achieve consistent performance; get better at making the argument for our industry; and navigate the underlying tension between environment and societal needs. First, operational performance: we need to keep striving for greater consistency and reliability across all our assets. Our strategy and four objectives provide a roadmap to build a stronger Rio Tinto for the long-term. But we don’t always get it right; we are still learning how to build upon our successes and failures to continuously improve. This applies to Rio Tinto’s ongoing culture change journey, which is fundamental to financial performance, and our long-term performance and success.

Notice to ASX 4 / 6 Two years since we started learning from the findings, and implementing the recommendations of the Everyday Respect Report, the positive momentum continues. But creating and maintaining a culture where everyone can be at their best requires time and constant effort. Elizabeth Broderick is returning this year to conduct a review. We will again publicly release the review once she completes it. By building an environment where everyone feels safe, respected and empowered, we can become a home to even more talented people who drive innovation and operating performance, and also act as our biggest advocates to society. Which brings me to our second challenge: we need to keep advocating our role in society. While we are imperfect as an industry, what we produce is essential. The World Economic Forum recently published a report which stated that “no generation of mining leader has faced greater complexity, speed or scale of change than today.” For some key commodities, we are going to need to produce the equivalent of what humans have produced over the last 5000 years in the next decade. There is a huge demand and a huge gap. We need to innovate to grow and to close the supply and demand gaps in the coming decades. We face a clear opportunity and challenge in the energy transition. The International Energy Agency (IEA) says the world added 50% more capacity to generate renewable electricity in 2023 than in 2022 and predicts the next 5 years will see the fastest growth yet. However, investment in renewable energy and infrastructure has been lagging. For the global energy system to reach net zero emissions by 2050, the IEA also predicts investment here will need to triple from current levels of just over $1 trillion a year to $4 trillion a year by the end of this decade. All this infrastructure requires the materials we produce at Rio Tinto. Meanwhile, we are still experiencing traditional drivers of demand. Indeed, we are essential to so many aspects of daily life. Before you arrived here, you may have seen the clips from our new podcast – “Things You Can’t Live Without”. I’m a fan of this series because it helps do something we need to do more of: it helps people understand what it takes to create the objects we rely on and that we may take for granted – our phones, cars, electric bikes, the paint on our walls – and explores how we can find better ways to produce them. People need our products. However, public perception of our industry does not always reflect the importance of the industry to society. Mining is needed but certainly not wanted by all. And we must work to shape a better understanding of our industry and what we do. And thirdly, as society’s ESG expectations evolve – and we are excited by that evolution – a tension remains between the Environmental and the Social elements of ESG. At a global level, we know we need mining to help avert a climate disaster, but this reality is sometimes challenged at a local level. Even where governments are supportive, one of the biggest challenges isn’t the mining operation itself, but the permitting process. It’s a trend we see across other sectors – for example, the renewable energy sector. Speaking to the World Economic Forum last year, wind turbine manufacturer Vestas Wind Systems said there is four times more wind generation capacity caught in permitting delays than under construction in Europe.

Notice to ASX 5 / 6 We know we need to keep deepening our connection with stakeholders to earn trust, to resolve conflicts and to strengthen our social licence. If we don’t make progress on this, we won’t be able to rise to the physical challenge of the energy transition. An important part of this connection is our engagement with civil society organisations. I took part in all our civil society roundtables in Australia, the US and the UK last year. Dean, Ben and I also recently met with four civil society organisations in Guinea when we were there in early March this year. They provided valuable feedback about our operations – what is working well, but, most importantly, what we need to do better. For example, we’ve been encouraged to forge ahead on establishing nature and biodiversity targets. We are recognised as being able to bring international standards with us – wherever we work. Which we do, and which we will, adhere to. We know we are not perfect. Where there are challenges, we need to keep getting around the table with our stakeholders, to develop better ways of working together to address these. There is no doubt we are living in turbulent times – a volatile geopolitical landscape, rapid technology changes, increasing polarisation, and an uncertain economic backdrop. This complex world requires complex solutions. But I look to the future with optimism. There has never been greater demand for what we do, and the quality of our people, partnerships, assets, and technology give me great confidence that we can deliver for all our stakeholders. Jakob, his executive team and all our 53,000 colleagues have been doing a terrific job steering us through the many challenges. We're at a point where we can reiterate that we will deliver what we say we will do. Hopefully to be boringly consistent. Our operations are stabilising, our culture is improving, we are making progress against our four objectives, and we are continuing to learn so we can find better ways to deliver for the future. Thank you.

Notice to ASX 6 / 6 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com